EXHIBIT 99.2

NOTICE TO THE READER

The accompanying unaudited interim consolidated financial statements and all information contained in the attached 2011 Third Quarter Report have been prepared by and are the responsibility of the management of the Company.

The Audit Committee of the Board of Directors, consisting of three members, has reviewed the financial statements and related financial reporting matters.

The Company's independent auditors, Ernst & Young LLP, Chartered Accountants, have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statement of Comprehensive Income/(Loss)

(Unaudited-stated in United States dollars)	For the three-month period ended September 30		For the nine month period ended September 30
	2011	2010	2011	2010

Sales	$12,465,251	$6,370,132	$19,214,929	$24,901,894

Cost and expenses
Cost of sales	6,181,082	2,811,393	10,928,724	10,623,925
Amortization	2,416,746	767,357	4,159,182	4,236,040
Royalty expense	2,229,374	1,112,385	2,489,829	3,168,416
Gain on gold loan principal repayment	-	-	(931,959)	-
Exploration	489,297	14,946	564,933	62,031
Stock-based compensation (note 25)	314,738	445,519	930,965	1,823,993
Interest and accretion on term loans	2,566,353	55,840	4,399,770	703,717
Derivatives - fair value revaluation	(5,714,696)	8,531,364	(12,700,805)	8,157,191
Corporate and administrative expenses	2,293,063	1,960,508	8,000,661	6,753,624

	10,775,957	15,699,312	17,841,300	35,528,937
Other (income)/expense
Interest expense	18,561	17,606	41,261	36,642
Other income	(3,300)	-	(17,355)	(10,000)
(Gain)/loss on disposal of capital asset	(153)	1,002	26,599	5,827
Foreign exchange gain	(678,516)	(224,235)	(234,247)	(660,743)
	(663,408)	(205,627)	(183,742)	(628,274)

Income/(loss) for the period before income tax	2,352,702	(9,123,553)	1,557,371	(9,998,769)

Income tax (recovery)/expense
Corporate income tax	1,933,527	(399,538)	1,930,911	(717,257)

Net income/(loss) and comprehensive income/(loss) for the period	419,175	(8,724,015)	(373,540)	(9,281,512)

Attributable to:
Equity owners	$(172,335)	$(9,204,416)	$(813,027)	$(10,908,433)
Non-controlling interest	591,510	480,401	439,487	1,626,921

	$419,175	$(8,724,015)	$(373,540)	$(9,281,512)

Earnings/(loss) per share attributable to equity holders (note 8)
Basic	$(0.000)	$(0.028)	$(0.002)	$(0.034)
Diluted	$(0.004)	$(0.028)	$(0.006)	$(0.034)

See accompanying notes to the Interim Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statement of Financial Position

As at	September 30	December 31	January 1
(Unaudited-stated in United States dollars)	2011	2010	2010

ASSETS
Non-current
Advances on plant & equipment	$282,264	$1,361,327	$-
Property, plant and equipment (note 10)	38,265,602	30,649,677	9,430,738
Deferred exploration expenditure (note 11)	14,597,611	10,661,320	7,464,937
Deferred development expenditure (note 12)	23,733,004	21,064,312	17,584,116
Mine properties (note 13)	38,304,165	39,197,779	7,203,352
	115,182,646	102,934,415	41,683,143
Current
Cash and cash equivalents (note 14)	4,367,768	4,105,325	5,718,725
Trade and other receivables (note 15)	2,546,330	7,989,736	3,345,241
Inventories (note 16)	19,115,045	6,689,000	3,078,218
Other financial assets (note 17)	3,277,942	1,473,929	198,941
	29,307,085	20,257,990	12,341,125

Total assets	144,489,732	123,192,405	54,024,268

SHAREHOLDERS' EQUITY

Equity attributable to equity owners
Capital and reserves (note 24)	131,113,508	126,412,502	101,743,411
Deficit	(67,680,706)	(66,867,679)	(52,985,295)
	63,432,802	59,544,823	48,758,116
Non-controlling interest	5,799,647	5,682,771	(444,033)
Total shareholders' equity	69,232,449	65,227,594	48,314,083

LIABILITIES

Non-current
Provisions (note 18)	1,051,083	1,119,332	770,010
Derivative financial liabilities (note 19)	17,614,289	18,200,216	-
Interest-bearing loans and borrowings (note 20)	6,934,858	8,979,280	-
Convertible borrowings (note 21)	21,484,931	6,436,133	-
Deferred tax liabilities	6,684,685	6,590,305	-
	53,769,846	41,325,266	770,010
Current
Provisions (note 18)	827,696	967,574	469,305
Trade and other payables (note 22)	11,487,330	8,033,182	4,299,869
Other financial liabilities (note 23)	-	818,946	171,001
Interest-bearing loans and borrowings (note 20)	8,018,720	6,429,600	-
Convertible borrowings (note 21)	1,153,691	390,243	-
	21,487,437	16,639,545	4,940,175

Total liabilities	75,257,283	57,964,811	5,710,185

Commitments, contingencies and contractual obligations (note 27)

Total liabilities and shareholders' equity	$144,489,732	$123,192,405	$54,024,268

See accompanying notes to the Interim Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statement of Changes in Equity

For the nine months ended September 30, 2011
(Unaudited-stated in United States dollars)

		Issued		Other Reserves	Non-Controlling	Total
	Notes	Capital	Deficit	Note 24(d)	Interest	Equity
Balance at January 1, 2010		$97,318,003	$(52,985,295)	$4,425,408	$(444,033)	$48,314,083

Income/(loss) for the year			(13,882,384)		1,109,312	(12,773,072)
Other comprehensive income/(loss)
Total comprehensive income/(loss)		0	(13,882,384)	0	1,109,312	(12,773,072)
Issue of share capital	24	32,585,853				32,585,853
Options granted and vested				2,323,275		2,323,275
Options exercised				(654,896)		(654,896)
Warrants granted and vested				521,560		521,560
Non-controlling interest on amalgamation					9,910,790	9,910,790
Investment in subsidiary				(10,106,702)	(4,893,298)	(15,000,000)
Balance at January 1, 2011		129,903,856	(66,867,679)	(3,491,355)	5,682,771	65,227,593

Income/(loss) for the period			(813,027)		439,487	(373,540)
Other comprehensive income/(loss)
Total comprehensive income/(loss)		0	(813,027)	0	439,487	(373,540)
Issue of share capital	24	6,016,023			750,000	6,766,023
Options granted and vested				2,716,548		2,716,548
Options exercised				(661)		(661)
Warrants granted and vested				896,485		896,485
Investment in subsidiary				(4,927,389)	(1,072,611)	(6,000,000)
Balance at September 30, 2011		$135,919,879	$(67,680,706)	$(4,806,372)	$5,799,647	$69,232,449

For the nine months ended September 30, 2010
(Unaudited-stated in United States dollars)

		Issued		Other Reserves	Non-Controlling	Total
	Notes	Capital	Deficit	Note 24(d)	Interest	Equity
Balance at January 1, 2010		$97,318,003	$(52,985,295)	$4,425,408	$(444,033)	$48,314,083

Income/(loss) for the period			(10,908,433)		1,626,921	(9,281,512)
Other comprehensive income/(loss)
Total comprehensive income/(loss)		0	(10,908,433)	0	1,626,921	(9,281,512)
Issue of share capital		15,053,302				15,053,302
Options granted and vested				2,270,694		2,270,694
Options exercised		348,149		(332,241)		15,908
Warrants granted and vested				521,560		521,560
Investment in subsidiary				(5,053,351)		(5,053,351)
Non-controlling interest on amalgamation					9,910,790	9,910,790
Investment in subsidiary
Balance at September 30, 2010		112,719,454	(63,893,728)	1,832,070	11,093,678	61,751,474

See accompanying notes to the Interim Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statement of Deficit

	For the three-month period ended September 30		For the nine month period ended September 30
(Unaudited-stated in United States dollars)	2011	2010	2011	2010

Deficit
Beginning of the period	$67,508,371	$54,689,312	$66,867,679	$52,985,295
Loss for the period attributable to equity owners	172,335	9,204,416	813,027	10,908,433
Deficit, end of the period	$67,680,706	$63,893,728	$67,680,706	$63,893,728

Consolidated Statement of Cash Flows

	For the three month period ended September 30		For the nine month period ended September 30
	2011	2010	2011	2010

Operating activities :
Loss for the period after tax	$419,175	$(8,724,015)	$(373,540)	$(9,281,512)
Items not affecting cash
Amortization	2,416,746	767,357	4,159,182	4,236,040
Loss on disposal of capital assets	(153)	1,002	26,599	5,827
Gain on gold loan principal repayment	-	-	(931,959)	-
Stock-based compensation expense	314,738	445,519	930,965	1,823,993
Deferred income tax	424,979	(399,538)	284,655	(585,642)
Derivatives issuance costs	-	-	673,456	-
Derivatives revaluation	(5,714,696)	8,531,364	(12,700,805)	8,157,191
Interest and accretion of term loans	2,062,920	145,088	2,613,698	413,139
Unrealized foreign exchange	(796,782)	144,977	(238,339)	39,265
ARO adjustment (net)	20,789	29,080	59,720	50,034
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	(1,588,411)	1,446,332	3,427,687	(3,118,594)
Trade and other payables	5,619,888	(3,544,081)	3,266,266	1,037,877
Inventory	(3,127,615)	(1,499,256)	(8,988,624)	(2,250,462)
Cash provided by/(used in) operating activities	51,578	(2,656,171)	(7,791,039)	527,156

Investing activities :
Cash acquired in amalgamation (note 9)	-	-	-	45,643
Deferred exploration and development costs	(4,486,532)	(3,112,365)	(10,837,268)	(7,318,290)
Investment in subsidiary	-	(7,500,000)	(6,000,000)	(7,500,000)
Acquisition of property, plant and equipment	(1,948,228)	(5,286,001)	(8,819,404)	(15,660,278)
Cash used in investing activities	(6,434,760)	(15,898,366)	(25,656,672)	(30,432,925)

Financing activities :
Capital lease payments	(646,042)	(342,206)	(855,948)	(409,616)
Convertible borrowings issued	-	-	28,732,255	11,481,794
Gold loan notes issued	-	-	-	20,565,905
Share issue cost	-	-	-	(20,000)
Shares issued, net of costs	-	-	5,498,220	329,720
Capital contributions from JV partner	-	-	750,000	-
Cash provided by financing activities	(646,042)	(342,206)	34,124,527	31,947,803

Increase/(decrease) in cash during the period	(7,029,224)	(18,896,743)	676,816	2,042,034

Cash - beginning of the period	11,494,263	26,596,707	4,105,325	5,718,725

Effect of foreign exchange rate changes on cash	(97,271)	(53,315)	(414,373)	(114,110)

Cash - end of the period	$4,367,768	$7,646,649	$4,367,768	7,646,649

Supplemental information:
Interest paid	$781,920	$-	$1,786,073	$-
Income taxes paid	$-	$-	$1,646,076	$489,956

See accompanying notes to the Interim Consolidated Financial Statements